Exhibit 3.3

AMENDMENT TO

AMENDED AND RESTATED REGULATIONS

OF

AMERICAN GREETINGS CORPORATION

(Adopted by the Board of Directors of March 28, 2013)

ARTICLE I.

SHAREHOLDERS’ MEETINGS

Section 1. Annual Meeting

An annual meeting of the shareholders will be held in each fiscal year during the month of June or during such other month, and on such date and at such time, in each case, as may be designated from time to time by the Board of Directors, at which meeting the shareholders will elect directors to succeed those directors whose terms expire at such meeting and will transact such other business as may be brought properly before the meeting in accordance with Article I, Section 12.